[LETTERHEAD OF GREAT SOUTHERN BANCORP, INC.]

October 21, 2011

Mr. Todd Schiffman
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C.  20549

Re:	Great Southern Bancorp, Inc.
File No. 000-18082
Form 10-K for the fiscal year ended December 31, 2010, filed March 4, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011, filed August 5, 2011
Schedule 14A filed April 7, 2011

Dear Mr. Schiffman:

This letter is in response to your letter dated September 28, 2011 with respect to the above-referenced filings of Great Southern Bancorp, Inc. (the “Company,” “we,” “us” or “our”).  For your convenience, the comments provided in your letter are repeated verbatim below, and our response is presented following each comment.  Disclosures that we are proposing to include in future filings are italicized.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 1

The Company, page 1

1.	Please provide to us and undertake to include in your future filings more detail regarding your business, pursuant to Item 101(c)(1)(i), including, but not limited to, the following:
a.
as required by Item 101(b), revise the second paragraph of the section entitled “Great Southern Bancorp, Inc.” in which you disclose your assets, loans, and stockholders’ equity as of the end of your most recent fiscal year to disclose the amount of revenues, profit or loss and total assets for each of your last three fiscal years;

Response:

As indicated in Note 1 of the Notes to Consolidated Financial Statements contained in Item 8 of our Form 10-K, we have a single reportable segment – banking.  In future filings, in accordance with Item 101(b), we will reference readers to Item 6. “Selected Consolidated Financial Data”, for details about the Company’s assets, revenues and profits for each of our last three fiscal years.

b.
consistent with Item 101(a)(1), revise the first paragraph of the section entitled “Great Southern Bank” to describe the nature and results of your acquisitions of TeamBank, NA and Vantus Bank in 2009 which you note on page 12 of your Schedule 14 A “increased substantially” both “the size and complexity of our operations” and indicate the regulatory proceedings to which each was subject before you acquired them;
Response:

In future filings, to the extent appropriate, we will revise the first paragraph substantially in the following manner:

The size and complexity of the Bank’s operations increased substantially in 2009 with the completion of two FDIC-assisted transactions.  The Bank entered into two separate purchase and assumption agreements including loss sharing with the FDIC to assume all of the deposits (excluding brokered deposits) and certain liabilities and acquire certain assets of TeamBank, N.A. and Vantus Bank.  Prior to the FDIC-assisted transactions, TeamBank, N.A. was subject to a Consent Order by the Office of the Comptroller of Currency and Vantus Bank was subject to a Cease and Desist Order from the Office of the Thrift Supervision, both to resolve capital deficiencies and other matters.  The two FDIC-assisted transactions involving TeamBank N.A. and Vantus Bank consisted of assets with a fair value of approximately $628.2 million (approximately 17.3% of the Company’s total assets at acquisition) and $294.2 million (approximately 8.8% of the Company’s total assets at acquisition), respectively, and liabilities with a fair value of $610.2 million (approximately 16.8% of the Company’s total assets at acquisition) and $440.0 million (approximately 13.2% of the Company’s total assets at acquisition), respectively.  They also resulted in gains of $43.9 million and $45.9 million, respectively, which were included in Non-Interest Income in the Company’s Consolidated Statement of Operations for the year ended December 31, 2009.  Prior to the acquisition, the Company operated banking centers in Missouri with loan production offices in Arkansas and Kansas.  These acquisitions added 31 new banking centers and expanded our footprint to cover five states – Iowa, Kansas, Missouri, Arkansas and Nebraska.  The loss sharing agreements added to the complexity of our operations by creating the need for new employees and processes to ensure compliance with the loss sharing agreements and the collection of  problem assets acquired.  See Note 5 included in Item 8. “Financial Statements and Supplementary Information” for a more detailed discussion of these FDIC-assisted transactions and the loss sharing agreements.

c.	revise the third paragraph to delete your claim that your bank is “one of leading providers of financial services in its market areas” or provide the basis for this claim in each of your market areas;

Response:

In future filings, to the extent appropriate, we will revise our claim that our bank is “one of the leading providers of financial services in its market areas” to read substantially as shown in the response to 1.d. below.

d.
revise the third paragraph to delete your claim that your bank reduces risk by selling fixed rate loans to reflect the reality that over forty six percent of the value of your loan portfolio is fixed rate loans; and

Response:

In future filings, to the extent appropriate, we will revise the second sentence in the third paragraph to read substantially as follows:

The goal of this strategy is to be one of the leading providers of financial services in its market areas, while simultaneously diversifying assets and reducing interest rate risk by originating and holding adjustable-rate loans and fixed-rate loans, primarily with terms of five years or less, in its portfolio and by selling longer-term fixed-rate single-family mortgage loans in the secondary market.

e.
revise your characterization (on the top of page 3 and elsewhere) of the FDIC loss sharing agreement as providing “significant protection against losses” to clarify that the agreements provide for a sharing of losses but only certain losses, only for a limited period and only if you fulfill your obligations under the agreement.

Response:

In future filings, to the extent appropriate, we will revise throughout the filing our characterization of the FDIC loss sharing agreements as providing “at least 80% protection against losses”.  In addition, we will insert substantially the following language after the statement that the FDIC loss sharing agreements provide “at least 80% protection against losses” on the top of page three:

The FDIC loss sharing agreements are subject to limitations on the types of losses covered and the length of time losses are covered and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC.  These limitations are described in detail in Note 5 of the Notes to Consolidated Financial Statements contained in Item 8 of this report.

Lending Activities, General, page 3

2.	Please provide to us and undertake to include in your future filings more detail regarding your lending activities pursuant to Item 101(c)(1) including but not limited to the following:
a.	revise the fourth paragraph to disclose the percentage of your loan portfolio attributable to each of the types of loans you identify;

Response:

In future filings, to the extent appropriate, we will revise the fourth paragraph substantially in the following manner:

Commercial real estate and commercial construction loans accounted for approximately 30% and 8%, respectively, of the total portfolio, excluding those commercial real estate and commercial construction loans covered by loss sharing agreements, at December 31, 2010.  Of the portfolio of loans covered by loss sharing agreements, commercial real estate and commercial construction loans accounted for approximately 7% and 1%, respectively, of the total portfolio at December 31, 2010.

b.
revise the seventh paragraph to describe your historic and current minimum underwriting standards and the extent you have given employees “at various levels of authority” the discretion to waive these standards;

Response:

In future filings, to the extent appropriate, we will revise the seventh paragraph substantially in the following manner:

All loans, regardless of size or type, are required to conform to certain minimum underwriting standards to assure portfolio quality.  These standards and procedures include, but are not limited to, an analysis of the borrower’s financial condition, collateral repayment ability, verification of liquid assets and credit history as required by loan type.  Underwriting standards also include loan-to-value ratios which vary depending on collateral type, debt service coverage ratios or debt payment to income ratios, where applicable, credit histories, use of guaranties and other recommended terms relating to equity requirements, amortization, and maturity.  Generally, underwriting standards can only be waived when doing so is not in violation of regulations or statutes and when approval from the loan committee and/or chief lending officer is obtained.  The loan committee reviews all new loan originations in excess of lender approval authorities.  For loans originated and held, most lenders have approval authorities of $250,000 or below while six senior lenders have approval authority of varying amounts up to $1 million.  Lender approval authorities are also subject to loans-to-one borrower limits of $500,000 or below for most lenders and of varying amounts up to $3 million for six senior lenders.  These standards, as well as our collateral requirements, have not significantly changed in recent years.  However, the Bank has changed the composition of its loan portfolio in response to economic conditions to reduce risk using strategies such as limiting lending on construction and land development loan types.

c.
describe whether or not you have limits on the aggregate amount of credit that you extend to a borrower and related entities and limits on extending additional credit to a borrower who had a loan charged off or classified as substandard;

Response:

The following is an excerpt from the second full paragraph on page 14 of our 10K:

“In general, state banking laws restrict loans to a single borrower and related entities to no more than 25% of a bank's unimpaired capital and unimpaired surplus, plus an additional 10% if the loan is collateralized by certain readily marketable collateral. (Real estate is not included in the definition of "readily marketable collateral.") As computed on the basis of the Bank's unimpaired capital and surplus at December 31, 2010, this limit was approximately $76.5 million. See "Government Supervision and Regulation." At December 31, 2010, the Bank was in compliance with the loans-to-one borrower limit. At December 31, 2010, the Bank's largest relationship for purposes of this limit totaled $39.1 million. All loans included in this relationship were current at December 31, 2010, except one loan totaling $1.4 million which was past due less than 90 days.”

In future filings, we will move this disclosure to the “General” section under “Lending Activities” and, to the extent appropriate, add substantially the following to it:

Our policy does not set a loans-to-one borrower limit that is below the legal limits described.  Extensions of credit to borrowers whose past due loans were charged-off or whose loans are classified as substandard require the approval of an officer, a regional manager or a loan committee member for total credit relationships of $250,000 or less.  Such total credit relationships over $250,000 require the approval of the loan committee or the special assets committee.

d.	describe the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings);

Response:

In future filings, to the extent appropriate, we will include in the seventh paragraph substantially the following sentence:

It has been, and continues to be, our practice to verify information from potential borrowers regarding assets, income or payment ability and credit ratings as applicable and as required by the authority approving the loan.

e.	revise the last paragraph to disclose the percentage of your loan portfolio in each of the states you identify; and

Response:

In future filings, to the extent appropriate, we will revise the last paragraph substantially in the following manner:

The Bank has historically concentrated its lending efforts in Missouri and northern Arkansas which account for 67% of the total loan portfolio, with the largest concentration of its lending activity being in southwestern and central Missouri which account for 35% of the total loan portfolio. As a result of the acquisitions in 2009, the Bank has lending activity in Iowa, Kansas and Nebraska, as well. At December 31, 2010, loans in these states comprised 9%, 9% and 2%, respectively, of the total loan portfolio.  In addition, the Bank has made loans, secured primarily by commercial real estate, in other states, primarily Oklahoma, Texas and Colorado.  At December 31, 2010, loans in these states comprised 1%, 2% and 2%, respectively, of the total loan portfolio.

We routinely monitor our lending activities by state and geographic regions.  If, in future periods, our lending activity in other states increases materially, we will include them in this disclosure as well.

f.	discuss any changes you have made during the past three years in your underwriting standards and procedures.

Response:

Please see the response to comment 2.b.

3.	Please provide to us and undertake to include in your future filings more detail regarding collateral for your loans pursuant to Item 101(c)(1) including but not limited to the following:
a.	quantify the aggregate dollar amount and percentage of your loan portfolio that is unsecured;

Response:

At December 31, 2010, only $7.5 million, or 0.4%, of our total loan portfolio was unsecured.  We believe this amount is too immaterial to warrant disclosure.  We will continue to monitor unsecured loans in relation to our total loan portfolio.  If in the future the amount becomes material, we will begin disclosing it.

b.	quantify the aggregate dollar amount and percentage of your loan portfolio that is secured by second liens on properties;

Response:

In future filings we will include in the “Lending Activities” section data regarding loans secured by second liens substantially as follows:

At December 31, 2010, $53.5 million, or 2.7%, of our total loan portfolio was secured by second liens on residential properties.

c.	disclose your procedures for and the frequency with which you reappraise the value of your collateral;

Response:

In future filings, to the extent appropriate, we will include in the “Lending Activities” section substantially the following language:

Collateral values are reappraised or reassessed as loans are renewed or when significant events indicating potential impairment occur.  On a quarterly basis, management reviews impaired loans to determine whether updated appraisals or reassessments are necessary based on loan performance, collateral type and guarantor support.

d.	discuss the extent to which you require cross-collateralization of properties by a borrower;

Response:

In future filings, to the extent appropriate, we will include in the “Lending Activities” section substantially the following language:

While it is not specifically required by our policy, we seek to obtain cross-collateralization of loans to a borrower when it is available and it is most frequently done on commercial loans.

e.	disclose the dollar amount and percentage of your loans that are to legal entities whose sole source of cash flow and only asset is the property that you are financing; and

Response:

We do not track this level of detail on a loan-by-loan basis.  However, we make very few loans to legal entities whose sole source of cash flow and only asset is the property financed because we often require cross-collateralization, additional collateral or guarantor support.

f.	discuss any changes you have made during the past three years in your collateral requirements.

Response:

Please see the response to question 2.b.

Loan Portfolio Composition, page 4

4.	Please provide to us and undertake to include in your future filings more detail regarding your loan portfolio pursuant to Item 101(c)(1) including but not limited to the following:

a.	discuss the reasons for the substantial drop in the value of the loan portfolios acquired from TeamBank and Vantus and the impact on you;

Response:

In future filings, to the extent appropriate, we will include in the “Loan Portfolio Composition” subsection of the “Lending Activities” section substantially the following language:

Through December 31, 2010, gross loan balances (due from the borrower) related to TeamBank were reduced approximately $216.5 million since the transaction date because of $143.8 million in repayments by the borrower, $10.5 million in transfers to foreclosed assets and $62.2 million in charge-offs to customer loan balances.  Gross loan balances (due from the borrower) related to Vantus Bank were reduced approximately $123.5 million since the transaction date because of $97.3 million in repayments by the borrower, $4.0 million in transfers to foreclosed assets and $22.2 million in charge-offs to customer loan balances.  Based upon the collectability analyses performed during the acquisitions, we expected certain levels of foreclosures and charge-offs and actual results have been better than our expectations.  As a result, cash flows expected to be received from the acquired loan pools have increased, resulting in adjustments that were made to the related accretable yield which are discussed in Note 5 of the Notes to Consolidated Financial Statements contained in Item 8 of this report.

b.	describe your policies for monitoring and controlling risks related to concentrations of credit;

Response:

In future filings, to the extent appropriate, we will include in the “Loan Portfolio Composition” subsection of the “Lending Activities” section substantially the following language:

To monitor and control risks related to concentrations of credit in the composition of the loan portfolio, management reviews the loan portfolio by loan types, industries and market areas on a monthly basis for credit quality and known and anticipated market conditions.  Changes in loan portfolio composition may be made by management based on the performance of each area of business, known and anticipated market conditions, credit demands, the deposit structure of the Bank and the expertise and/or depth of the lending staff.   Loan portfolio industry and market areas are monitored regularly for credit quality and trends.  Reports detailed by industry and geography are provided to the Board of Directors on a monthly and quarterly basis.

c.	discuss the thirty five percent of your loan portfolio that consists of commercial and industrial revenue bonds;

Response:

The commercial and industrial revenue bonds line item in the table on page 5 includes both commercial real estate loans and industrial revenue bonds.  For clarification, in future filings we will label the line item as commercial with a footnote beneath the table substantially as follows:

Total commercial real estate loans included industrial revenue bonds of $64.6 million, $61.0 million, $59.4 million, $61.2 million and $46.5 million at December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

d.
quantify the amount and percent of your loan portfolio which are loans that were originated without documentation and/or verification of basic information commonly referred to as “no doc,” or “stated income” loans;

Response:

It is not the Company’s practice to originate and hold loans originated in a manner commonly referred to as “no doc,” or “stated income.”  Loan originations are typically required to have full documentation of the borrower’s repayment ability.

e.
disclose the amount and percentage of your loan portfolio that is option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans, and loans with initial teaser rates; and

Response:

In future filings, to the extent appropriate, we will include in the “Loan Portfolio Composition” subsection of the “Lending Activities” section substantially the following language:

At December 31, 2010, $48.2 million, or 2.4% of total loans, were secured by junior lien mortgages and $188,000, or 0.0% of total loans, were interest only residential real estate loans.  While high loan-to-value ratio mortgage loans are occasionally originated and held, they are typically either considered low risk based on analyses performed or are required to have private mortgage insurance.  The Company does not originate or hold option ARM loans or significant amounts of loans with initial teaser rates or subprime loans in its residential real estate portfolio.

f.	discuss any changes you have made during the past three years in the composition and amount of new loans you are making.

Response:

In future filings, to the extent appropriate, we will include in the “Loan Portfolio Composition” subsection of the “Lending Activities” section substantially the following language:

In response to the economic recession that began in 2008, the composition of the Bank’s loan portfolio has changed over the past three years.  We limited lending on construction and land development loan types to reduce the risk in the portfolio, we continued to originate commercial real estate loans with the goal of at least maintaining the current percentage of these loans in our portfolio and began originating an increased amount of other residential (multi-family) loans.

Originations, Purchases, Sales and Servicing of Loans, page 16

5.
Please provide to us and undertake to include in your future filings revision of the sixth paragraph to discuss the types of representations, warranties and covenants you have made in the sale of your loans and whether you have received requests or demands from purchasers of these loans that you repurchase them based on their allegations that you breached your representations and warranties.

Response:

In future filings, to the extent appropriate, we will revise the paragraph referenced to substantially include the following:

These representations, warranties and covenants include those regarding the compliance of loan originations with all applicable legal requirements, mortgage title insurance policies when applicable, enforceable liens on collateral, collateral type, borrower credit worthiness, private mortgage insurance when required and compliance with all applicable federal regulations.  A minimal number of repurchase requests have been received to date based on a breach of representations, warranties and covenants as outlined in the investor contracts.

Competition, page 36

6.
Please provide to us and undertake to include in your future filings, a revised description of competitive conditions as required by Item 101(c)(1)(x) of Regulation S-K including, but not limited to, the following:

a.	an estimate of the number of your competitors and your competitive position; and

Response:

Because our competitors include bank and non-bank financial service organizations located throughout the United States, it is not possible to reasonably estimate the number of our competitors or quantify our competitive position.

b.
identify and explain both positive and negative factors pertaining to your competitive position, including products and services that the largest banks offer to your customers that you do not and the greater resources and economies of scale they have that enable them to offer lower rates on loans and higher rates on deposits.

Response:

We will revise the discussion of our competition in future filings substantially as follows:

The banking industry in the Company’s market areas is highly competitive. In addition to competing with other commercial and savings banks and savings and loan associations, the Company competes with credit unions, finance companies, leasing companies, mortgage companies, insurance companies, brokerage and investment banking firms and many other financial service firms. Competition is based on a number of factors including, among others, customer service, quality and range of products and services offered, price, reputation, interest rates on loans and deposits, lending limits and customer convenience. Our ability to continue to compete effectively also depends in large part on our ability to attract new employees and retain and motivate our existing employees, while managing compensation and other costs.

A substantial number of the commercial banks operating in most of the Company’s market areas are branches or subsidiaries of large organizations affiliated with statewide, regional or national banking companies and as a result they may have greater resources with which to compete. Additionally, the Company faces competition from a large number of community banks, many of which have senior management who were previously with other local banks or investor groups with strong local business and community ties.

The Company faces strong competition in attracting deposits throughout its five-state footprint. The Company attracts a significant amount of deposits through its branch offices primarily from the communities in which those branch offices are located. Our most direct competition for deposits has historically come from other commercial banks, savings institutions and credit unions located in our market areas. The Bank competes for these deposits by offering a variety of deposit accounts at competitive rates, convenient business hours, and convenient branch and ATM locations with inter-branch deposit and withdrawal privileges at each branch location. Our ability to attract and retain customer deposits depends on our ability to generally provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities.

Competition in originating real estate loans comes primarily from other commercial banks, savings institutions and mortgage bankers making loans secured by real estate located in the Bank's market area. Commercial banks and finance companies provide vigorous competition in commercial and consumer lending. The Bank competes for real estate and other loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates, the quality of services it provides to borrowers and the locations of our branch office network. The other lines of business of the Bank, including loan servicing and loan sales, as well as the Bank and Company subsidiaries, face significant competition in their markets as well.

Many of our competitors have substantially greater resources, name recognition and market presence that benefit them in attracting business.  In addition, larger competitors (including nationwide banks that have a significant presence in our market areas) may be able to price loans and deposits more aggressively than we do due to their greater economies of scale, and smaller and newer competitors may also be more aggressive than we are in terms of pricing loan and deposit products in order to obtain a larger share of the market.  In addition, some competitors located outside of our market areas conduct business primarily over the Internet, which may enable them to realize certain savings and offer products and services at more favorable rates and with greater convenience to certain customers.

We also depend, from time to time, on outside funding sources, including brokered deposits, where we face nationwide competition, and Federal Home Loan Bank advances.  Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on insured depositary institutions and their holding companies.  As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services.

Despite the highly competitive environment and the challenges it presents to us, management believes the Company will continue to be competitive because of its strong commitment to quality customer service, convenient local branches, active community involvement and competitive products and pricing.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities, page 55

7.	Please provide to us and undertake to include in your future filings the performance graph as required by Item 201(e).

Response:

In accordance with Instruction 7 to Item 201(e), we provided the performance graph on page 2 of our Annual Report to Shareholders pursuant to Exchange Act Rule 14a-3.  That report was furnished to the Commission on April 7, 2011.  As a result, no additional disclosure is believed to be necessary in response to this comment.

Risk Factors, page 43

8.	In your future filings, please consider adding separate risk factors relating to the following:
a.
the risk that the company may take actions that benefit three members of the Turner family to the detriment of other shareholders because three members of the Turner family have control over the company since they hold three of the eight positions on your Board, including the position of chairman, they are the beneficial owners of over fifteen percent of your outstanding stock and one member of the family is your CEO; and

b.
the risk that the company may take actions that benefit the Turner family and two other stockholders to the detriment of other shareholders because the three beneficially own over thirty percent of your stock and the three hold four of the eight positions on your Board of Directors, including Chairman.

Response:

In future filings, to the extent appropriate, we plan to include risk factors that read substantially as follows:

Three members of the Turner family may exert substantial influence over the Company through their board and management positions and their ownership of the Company’s stock.

The Company’s Chairman of the Board, William V. Turner, and the Company’s Director, President and Chief Executive Officer, Joseph W. Turner, are father and son, respectively.  Julie Turner Brown, a director of the Company, is the sister of Joseph Turner and the daughter of William Turner.  These three Turner family members hold three of the Company’s eight Board positions.  They collectively beneficially own approximately 2,125,596 shares of the Company’s common stock (excluding 108,250 shares underlying stock options currently exercisable or exercisable within 60 days), representing approximately 15.8% of total shares outstanding, though they are subject to a voting limitation provision in our charter which precludes any person or group with beneficial ownership in excess of 10% of total shares outstanding from voting shares in excess of that threshold.   Through their board and management positions and their ownership of the Company’s stock, these three members of the Turner family may exert substantial influence over the direction of the Company and the outcome of Board and stockholder votes.

In addition to the Turner family members, we are aware of two other beneficial owners of more than five percent of the outstanding shares of our common stock, one of whom is a director of the Company.

One of the Company’s directors, Earl A. Steinert, beneficially owns 938,000 shares of our common stock, representing approximately 7.0% of total shares outstanding.  We are aware of one other beneficial owner of more than five percent of our common stock. We believe that this holder beneficially owns 1,307,540 shares, representing approximately 9.7% of total shares outstanding.  The shares that can be voted by the Turner family members (1,345,250 shares, per the ten percent voting limitation in our charter), the shares beneficially owned by Mr. Steinert (938,000) and the shares beneficially owned by the other greater than five percent beneficial owner(1,307,540) total 3,590,790, representing approximately 26.7% of total shares outstanding.  To the extent they vote in the same manner, these stockholders may be able to exercise influence over the management and business affairs of our Company. For example, using their collective voting power, these stockholders may be able to affect the outcome of director elections or block significant transactions, such as a merger or acquisition, or any other matter that might otherwise be favored by other stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of  Operations, page 59

Current Market Conditions, Page 61

9.
Consistent with Item 303(a) and Release No. 33-8350, please provide to us and undertake to include in your future filings, discussion and analysis of the specific economic conditions and trends in your particular market areas having an effect on your financial condition and or results of operations. Give particular focus on Springfield (27 percent of your loan portfolio) the St. Louis area (17 percent of your loan portfolio) and Missouri (75 percent of your loan portfolio).

Response:

In future filings, to the extent appropriate, we will revise the section titled “Current Market Conditions” to include substantially the following:

Current economic conditions have impacted the markets in which we operate.  Throughout our market areas, the economic downturn negatively affected consumer confidence and elevated unemployment levels.  Consequently the numbers and prices of property sales are down which in turn, potentially increases related losses upon foreclosure due to depressed values.  Higher vacancy rates and decreased rental income have impacted cash flows on commercial real estate loans.  Commercial land development sales have slowed throughout our market areas.  The Missouri unemployment rate was just above the national average at December 31, 2010.  Activity in residential and commercial real estate markets in Missouri was below historic levels while manufacturing activity and industrial real estate activity increased slightly.  Loan types specifically impacted by certain market areas in Missouri include non-owner occupied one- to four-family residential construction loans in southwest Missouri (including Springfield) and loans secured by condominiums and condominium development in the St. Louis, Central Missouri and Branson market areas.  Borrowers with loans secured by condominiums and condominium development are now changing business strategies to remarket units for rent as opposed to sale.  While the St. Louis market area has experienced the highest level of unemployment among our market areas, we have a minimal level of residential and consumer loans in this market and the negative impact of the economy specific to this area has generally been in condominium loans as previously discussed. The unemployment rate for the Springfield market area was below the national average at December 31, 2010 and overall lending activity has improved somewhat but is still below historic levels.

General, page 61

10.	Please provide to us and undertake to include in your future filings discussion and analysis consistent with Release No. 33-8350 (the section entitled “Focus on Analysis”) of the following:

a.	the six percent drop in your assets from 2009 to 2010;

Response:

Total assets decreased $229.6 million, or 6.3%, from $3.64 billion at December 31, 2009 to $3.41 billion at December 31, 2010 primarily due to decreases in loans which are described in the second paragraph under the “General” heading on page 61 as well as a decrease in cash and cash equivalents which is later discussed under the “General” heading.  In future filings we will specifically mention the change in total assets, to the extent material, as it relates to our discussion of the highlights of the asset section of our statements of financial condition.

b.
revise the second paragraph to analyze and quantify the extent to which you have reduced the number and the principal amounts of new loans you are making and particular types of loans, the extent to which you have raised your underwriting standards and/or collateral requirements and the extent to which loan applications have declined in number or in principal;

Response:

With the exception of residential loans, we do not track loan applications in a manner that would provide meaningful information about the trends of declines in recent years.  In future filings, to the extent appropriate, we will revise the second paragraph to include substantially the following discussion:

The dollar amount of loan originations during the year ended December 31, 2010 increased over the year ended December 31, 2009.  However, new loan levels were still lower than they were in years prior to 2008 because we limited the amount of construction and land development loan originations due to the risk they present in this economy and because overall demand for loans is lower than in years prior to 2008.  As a result, existing loans repaid more rapidly than loans were originated.

c.
revise the sixth paragraph (which is on page 62) to analyze the consequences to you of the decline in deposits, including the trend of a drop in time deposits from seventy two percent of your deposits to only fifty percent and the increase in demand deposits from twenty seven percent to fifty percent and discuss how your ability to attract deposits may be adversely affected by the policies of the Federal Reserve to keep interest rates at historic lows; and

Response:

In future filings, to the extent appropriate, we will revise the sixth paragraph to include substantially the following language:

The overall decline in deposits corresponds with the decrease in loans receivable.  Because of overall low loan demand and increased liquidity levels, when compared to historic trends, we chose to allow our deposit balances to decrease.  As discussed below, this was primarily done by redeeming brokered CDs without replacement and by allowing higher-cost CDARS accounts to decrease by offering lower rates or redeeming them.  The transition in deposit types from time deposits to transaction deposits benefits our net interest margin by reducing our cost of funds.  We do not consider our retail certificates of deposit to be guaranteed long-term funding because customers can withdraw their funds at any time with minimal interest penalty.  When loan demand begins trending upward, we can increase rates paid on deposits to increase deposit balances and may again utilize brokered deposits to provide necessary funding.  As discussed below, because the Federal Funds rate is already very low, there may be a negative impact on the Company’s net interest income due to the Company’s inability to lower its funding costs significantly in the current low interest rate environment, although interest rates on assets may decline further.

d.
revise the tenth paragraph to analyze effect on your net interest income of the recent changes in the policies of the Federal Reserve to hold short term interest rates at historic lows and to do the same for long term interest rates.

Response:

In future filings, to the extent appropriate, we will revise the tenth paragraph to include substantially the following language:

The impact of the low rate environment on our net interest margin in future periods is expected to be fairly neutral.  As our time deposits mature in future periods, we expect to be able to continue to reduce rates somewhat as they renew.  However, any margin gained by these rate reductions is likely to be offset by reduced yields from our investment securities as payments are made on our mortgage-backed securities and the proceeds are reinvested at lower rates.  Similarly, interest rates on adjustable rate loans may reset lower according to their contractual terms and new loans may be originated at lower market rates.  For further discussion of the processes used to manage our exposure to interest rate risk, see Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” – How We Measure the Risks to Us Associated with Interest Rate Changes.

11.	Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the following:
a.	the approximate amount (or percentage) of residential mortgage loans as of the end of the reporting period with loan-to-value ratios above 100% and trends over the past three years in this amount;

Response:

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

At December 31, 2010, an estimated 1.1% of total owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination.  At each of the three year ends prior to December 31, 2010, this percentage was never above approximately 1.2%. At December 31, 2010, an estimated 0.9% of total non-owner occupied one- to four-family residential loans had loan-to-value ratios above 100% at origination.  At each of the three year ends prior to December 31, 2010, this percentage was never above approximately 1.1%.

b.	trends in the amount and percentage of refinanced loans, modified loans and troubled debt restructurings;

Response:

The Company originates most loans with relatively short-term maturities or interest rate adjustment periods as a strategy in managing both interest rate risk and credit risk in the loan portfolio.  This is a common practice for the Company and is also considered a common practice for the industry.  As loans collateralized by long-term assets are originated, the determination of appropriate payment schedules can result in short-term maturities intended to be refinanced or modified upon maturity in accordance with underwriting standards.  For example, we may originate loans with variable or fixed rate payments for three to five years based on 20-year amortization schedules and renew them at maturity, subject to normal underwriting standards.  Taking this approach allows us the opportunity at the time of maturity to continue relationships with borrowers, if desired, and offer them the best financing options for their financial position within underwriting standards.  In addition, we may refinance loans prior to maturity based on changes in market rates of interest, borrower relationships or other factors.  These types of renewals and modifications are done on loans to borrowers who are not experiencing financial difficulty.  This practice of refinancing and modifying loans is not necessarily indicative of an increased level of risk in our portfolio.  Therefore, we believe that quantifying the amount and percentage of refinanced loans and modified loans would not provide readers of our filings with additional insight into the quality of our loan portfolio.  No additional disclosure is anticipated in response to this portion of the comment.

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

Troubled debt restructurings have increased over the past several years to $20.4 million, or 1.1% of total loans, at December 31, 2010.  This increase is primarily due the economic downturn and the resulting increased number of borrowers experiencing financial difficulty.  For further information on troubled debt restructurings, see Note 4 of the Notes to Consolidated Financial Statements contained in Item 8 of this report.

c.	trends in the types and amounts of concessions you have granted in modifying or restructuring loans (including the number of loans that you have restructured into multiple new loans);

Response:

In future filings, to the extent appropriate, we will include substantially the following language:

Concessions granted to borrowers experiencing financial difficulties may include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.  While the types of concessions made have not changed as a result of the economic recession, the number of concessions granted has increased as reflected in the increase in troubled debt restructurings.  During the years ended December 31, 2010 and 2009, four loans and two loans, respectively, were each restructured into multiple new loans.

d.	trends in the aggregate dollar amount of loan workouts whereby an existing loan was restructured into multiple new loans; and

Response:

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

During the year ended December 31, 2010, four loans totaling $8.2 million were each restructured into multiple new loans.  During the year ended December 31, 2009, two loans totaling $1.3 million were each restructured into multiple new loans.  During the year ended December 31, 2008, no loans were restructured into multiple new loans.

e.
the expected timing of adjustment of option ARM loans and the effect of the adjustment on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates of ARM loans and reduced collateral values due to declining home prices.

Response:

We do not make option ARM loans.  Therefore, no additional disclosure is anticipated in response to this comment.

12.	Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of
a.	the costs and benefits of the two acquisitions;

Response:

While we do not analyze the costs and benefits of the two acquisitions on an on-going basis as if they are reporting units separate from the Bank, we do highlight particular line items that are impacted by the effects of the acquisitions throughout Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 5 included in Item 8. “Financial Statements and Supplementary Information.”  For example, adjustments made to the estimate of cash flows expected to be collected from the loan pools acquired and the related impact on the FDIC indemnification asset is discussed in Item 7 under the heading “Comparison of Financial Condition at December 31, 2010 and December 31, 2009” while the related impact on interest income on loans is discussed in Item 7 under “Interest Income – Loans.”  These adjustments and the one-time gains recorded in relation to the acquisitions also impact non-interest income as discussed in Item 7 under the heading “Non-Interest Income.”  The acquisitions impacted the salaries and benefits and net occupancy expense line items of non-interest expense as described under the “Non-Interest Expense” heading in Item 7.  In light of these discussions throughout Item 7, no additional disclosure is anticipated in response to this comment.

b.
the loss sharing agreements with the FDIC including limits on the amount of losses assumed by the FDIC, time limits on the losses covered, analysis of the maturities of the loan portfolios acquired and conditions including obligations that you must fulfill.

Response:

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

The loss sharing agreements with the FDIC are subject to limitations on the types of losses covered and the length of time losses are covered, and are conditioned upon the Bank complying with its requirements in the agreements with the FDIC including requirements regarding servicing and other loan administration matters.  The loss sharing agreements extend for ten years for single family real estate loans and for five years for other loans.  At December 31, 2010, approximately eight years remain on the loss sharing agreement for single family real estate loans acquired from TeamBank and the remaining loans are expected to repay within three to eleven years.  At December 31, 2010, approximately nine years remain on the loss sharing agreement for single family real estate loans acquired from Vantus Bank and the remaining loans are expected to repay within three to fourteen years.   At December 31, 2010, approximately three years remain on the loss sharing agreement for non-single family loans acquired from TeamBank and the remaining loans are expected to repay within two to three years.  At December 31, 2010, approximately four years remain on the loss sharing agreement for non-single family loans acquired from Vantus Bank and the remaining loans are expected to repay within two to six years.  While the expected repayments for certain of the acquired loans extend beyond the terms of the loss sharing agreements, the Bank has identified and will continue to identify problem loans and will make every effort to resolve them within the time limits of the agreements.  The Company may sell any loans remaining at the end of the loss sharing agreement subject to the approval of the FDIC.  Acquired loans are currently included in the analysis and estimation of the allowance for loan losses.   However, when the loss sharing agreements end, the allowance for loan losses related to any acquired loans retained in the portfolio may need to increase.  The loss sharing agreements and their related limitations are described in detail in Note 5 of the Notes to Consolidated Financial Statements contained in Item 8 of this report.

13.
Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of your loan portfolio including the following:

a.	almost 70 percent of your loan portfolio in real estate and forty six percent of your loan portfolio is commercial real estate and commercial construction loans;

Response:

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

Of the total loan portfolio at December 31, 2010, 79.5% was secured by real estate as this is the Bank’s primary focus in its lending efforts.  At December 31, 2010, commercial real estate and commercial construction loans were 45.7% of the Bank’s total loan portfolio.  These loans generally afford the Bank an opportunity to increase the yield on, and the proportion of interest rate sensitive loans in, its portfolio.  They do, however, present somewhat greater risk to the Bank because they may be more adversely affected by conditions in the real estate markets or in the economy generally.  For further discussions of the Bank’s loan portfolio, and specifically, commercial real estate and commercial construction loans, see Item 1. “Business” – Lending Activities.

b.
analyze the risks to you from your policy of lending up to 95 percent of the appraised value on a single family property and 90 percent on two to four family residences and discuss whether these levels are the norm for banks of your size;

Response:

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

While our policy allows us to lend up to 95% of the appraised value on single-family properties and up to 90% on two- to four-family residential properties, originations of loans with loan-to-value ratios at that level are minimal.  When they are made at those levels, private mortgage insurance is typically required for loan amounts above the 80% level or our analyses determined minimal risk to be involved and therefore these loans are not considered to have more risk to us than other residential loans.  We consider these lending practices to be consistent with or more conservative than what we believe to be the norm for banks our size.

c.	the trend of foreclosed assets increasing from $4 million in 2006 to $48 million in 2010 and that most of the foreclosures involved commercial construction; and

Response:

In future filings, to the extent appropriate, we will include in the “General” section substantially the following language:

Foreclosed assets, excluding those covered by loss sharing agreements with the FDIC, increased from $4.8 million, or 0.2% of total assets, at December 31, 2006 to $48.9 million, or 1.4% of total assets, at December 31, 2010.  Foreclosed assets began increasing in 2007 as the United States economy slowed due to a severe economic recession in 2008 and 2009.  During 2010, economic growth was slow and residential and commercial real estate markets did not experience a recovery.  Because of this, we experienced continued higher levels of additions to foreclosed assets during 2010.  Because sales of foreclosed properties have been slower than additions, total foreclosed assets increased in each of the last four years.  The trend of higher additions and lower sales due to the economy is magnified in the subdivision construction and land development categories where properties are more speculative in nature and market activity has been very slow.

d.
the trend of increase in the percentage of your loan portfolio that is fixed rate from 17 percent in 2006 to 46 percent in 2010 at a time when interest rates are at historic lows and analyze the impact on your future net income when interest rates rise.

Response:

In future filings, to the extent appropriate, we will include substantially the following language:

The percentage of fixed-rate loans in our loan portfolio (excluding loans acquired through FDIC-assisted transactions) has increased from 17% in 2006 to 46% in 2010 due to customer preference for fixed rate loans during this period of low interest rates.  Of the total amount of fixed rate loans in our portfolio, 73% mature within one to five years and therefore are not considered to create significant long-term interest rate risk for the Company.  Fixed rate loans make up only a portion of our balance sheet and our overall interest rate risk strategy.  As of December 31, 2010, our internal interest rate risk models indicated a one-year interest rate sensitivity gap that is slightly positive.  For further discussion of our interest rate sensitivity gap and the processes used to manage our exposure to interest rate risk, see Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” – How We Measure the Risks to Us Associated with Interest Rate Changes. For discussion of the risk factors associated with interest rate changes, see Item 1A. “Risk Factors” – We may be adversely affected by interest rate changes.

Note 1. Loans and Allowance for Loan Losses, page 123

14.	Please tell us and revise your future filings to provide the following disclosures pursuant to ASU 2010-20:

a.
Your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B(b) for guidance;

Response:

In future filings, to the extent appropriate, we will revise Note 1 under the heading Loans to include substantially the following language:

With the exception of consumer loans, charge-offs on loans are recorded when available information indicates a loan is not fully collectible and the loss is reasonably quantifiable.  Consumer loans are charged-off at specified delinquency dates consistent with regulatory guidelines.

b.	Your policy for placing loans on nonaccrual status. Refer to ASC 310-10-50-6(a);

Response:

Loans are generally placed on nonaccrual status when they become 90 days delinquent or when the collection of principal, interest, or both, otherwise becomes doubtful. This disclosure was included in the Non-Performing Assets section of Lending Activities on page 19 and in Note 1 of our financial statements under Loans.  Therefore, no additional disclosure is anticipated in response to this comment.

c.	Your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b);

Response:

In future filings, we will revise Note 1 under the heading Loans to include substantially the following language:

Payments received on nonaccrual loans are applied to principal until the loans are returned to accrual status.

d.	Your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c);

Response:

In future filings, we will revise Note 1 under the heading Loans to include substantially the following language:

Loans are returned to accrual status when all payments contractually due are brought current, payment performance is sustained for a period of time, generally six months, and future payments are reasonably assured.

e.	Your policy for determining past due or delinquency status. Refer to ASC 310-10-50-6(e) for guidance;

Response:

In future filings, we will revise Note 1 under the heading Loans to include substantially the following language:

Past due status is based on the contractual terms of the loans.

f.	Your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d);

Response:

In future filings, to the extent appropriate, we will revise Note 1 under the heading Allowance for Loan Losses to include substantially the following language:

The Company determines which loans are reviewed for impairment based on various analyses including annual reviews of large loan relationships, calculations of loan debt coverage ratios as financial information is obtained, weekly past-due meetings, quarterly reviews of all loans over $1,000,000 and quarterly reviews of watch list credits by management.  In accordance with regulatory guidelines, impairment in the consumer loan portfolio is primarily identified by past-due status.

g.	Your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b);

Response:

In future filings, to the extent appropriate, we will revise Note 1 under the heading Allowance for Loan Losses to include substantially the following language:

Payments made on impaired loans are treated in accordance with the accrual status of the loan.  If loans are performing in accordance with their contractual terms but the ultimate collectability of principal and interest is questionable, payments are applied to principal only.

h.	The information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented; and

Response:

Per ASC 310-10-65-2(c), comparative disclosures are required for each reporting period ending after initial adoption, which for us will start with our Form 10-K for the year ending December 31, 2011.

i.
The amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response:

At December 31, 2010, we did not have any material impaired loans for which impairment was measured using the present value of expected future cash flows.  When impairment is determined using this method, the estimated amount of impairment is reported as bad-debt expense.  If such impairment becomes material to our financial statements, we will begin disclosing that we report such amounts as bad-debt expense.  Based on the foregoing, no additional disclosure is anticipated at this time.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 8. Loans and Allowance for Loan Losses, page 13

15.
We note disclosure on page 127 of your Form 10-K for the period ended December 31, 2010 that all impaired loans had specific valuation allowances, but note no such disclosure in your Form 10-Q for the period ended June 30, 2011. Please revise future filings to disclose all of the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented. Please also provide us with this information as of June 30, 2011.

Response:

In future quarterly filings, we plan to revise our disclosures on impaired loans in Note 8 by adding a sentence that reads substantially as follows:

At June 30, 2011 and December 31, 2010, all impaired loans had specific valuation allowances.

16.
Please revise future filings to clearly identify and provide a breakdown of the recorded investment of your loan portfolio segments and classes of financing receivables. Specifically, we note that the classes of receivables presented on page 13 do not easily reconcile to the tabular presentation of the activity in the allowance for loan losses by segment portfolio as disclosed on page 15. Please revise your future filings accordingly.

Response:

We plan to revise our future filings to identify which loan classes are added together to make up the loan portfolio segments substantially as follows:

•
The one-to four-family residential and construction segment includes the one- to four-family residential construction, subdivision construction, owner occupied one- to four-family residential and non-owner occupied one- to four-family residential classes

•	The other residential and construction segment label will be revised to read other residential and corresponds to the other residential class
•	The commercial real estate segment includes the commercial real estate and industrial revenue bonds classes
•	The commercial construction segment includes the land development and commercial construction classes
•	The commercial business segment corresponds to the commercial business class
•	The consumer segment includes the consumer auto, consumer other and home equity lines of credit classes

17.
We note that you include construction loans in your One-to Four Family Residential and Construction portfolio segment in the tabular presentation of the activity in the allowance for loan losses on page 15. Please tell us how you considered ASC 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of this portfolio segment to separately present construction loans was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:

We present both one-to four-family residential construction loans and one-to four-family residential permanent loans as one portfolio segment because the majority of these loans are collateral dependent and we consider residential collateral types to have similar risks.  These loans were also grouped together because residential construction loans feed into residential permanent loans when they are not financed on the secondary market.  We continually monitor our disclosures for reasonableness in light of trends in our financial position and economic conditions.  If, in future periods, this segment is considered to warrant further disaggregation, we will update the table accordingly.  The classes of loans used throughout our loans footnote are at the level management uses to assess and monitor the risk and performance of our loan portfolio.  Therefore, no additional disclosure is anticipated in response to this comment.

Note 13. Fair Value Measurement, page 26

18.
We note your disclosure on page 28 that the fair value for your collateral dependent impaired loans is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. Please tell us and revise your future filings to disclose the following:

a.	How often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type;
b.	Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals;

c.	Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses; and
d.	Quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Response:

In future filings, to the extent appropriate, we plan to revise the second paragraph on page 28 substantially as follows:

Impaired Loans. A loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered impaired, the amount of reserve required under FASB ASC 310, Receivables, is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. All appraised values are adjusted for market-related trends based on the Company’s experience in sales and other appraisals of similar property types as well as estimated selling costs.  Each quarter management reviews all collateral dependent impaired loans on a loan-by-loan basis to determine whether updated appraisals are necessary based on loan performance, collateral type and guarantor support.  At times, the Company measures the fair value of collateral dependent impaired loans using appraisals with dates prior to one year from the date of review.  These appraisals are discounted by applying current, observable market data about similar property types such as sales contracts, approved foreclosure bids, other appraisals, sales or collateral assessments based on current market activity until updated appraisals are obtained.  Depending on the length of time since an appraisal was performed and the data provided through our reviews, these appraisals are typically discounted 10-40%.  The policy described above is the same for all types of collateral dependent impaired loans.

The information requested in comment 18d is not readily available to us and we believe it is not required by FASB ASC 820-10-50-5.  Therefore, other than as set forth above, no additional disclosure is anticipated in response to this comment.

Form 8-K, filed August 10, 2011

19.
We note your disclosure on page 21 that you as of June 30, 2011 you had $50.1 million of loans in Joplin, Missouri representing three percent of your legacy loan portfolio. Please tell us and consider revising future filings to discuss the impact to your loan portfolio and related asset quality as a result of the tornado that occurred on May 22, 2011.

            Response:

Following are the past due percentages of the loans in Joplin, Missouri at the end of recent quarters:

06/30/10              1.03%
09/30/10              1.03%
12/31/10              2.09%
03/31/11              3.83%
06/30/11              2.12%

At the June 30, 2011 reporting date, the percentage of past due loans across all categories within the Joplin area was representative of prior periods, and in fact had improved from the most recent prior quarter.  A negative impact on asset quality as a result of the tornado was not discernable as of June 30, 2011.  We believe that disclosure in future filings is not warranted unless a material negative trend develops.  Therefore, no additional disclosure is anticipated in response to this comment.

Schedule 14A

Indebtedness of Management and Transactions with Certain Related Persons, page 8

20.	Please provide to us and undertake to include in your future filings the disclosure required by Item 404 including the following:
a.
as required by Item 404(a)(5) revise the table on page 9 to disclose the amount of principal and interest paid since each loan was made and explain why some of the loans appear to have little principal paid on them despite their being as much as eleven years old;

Response:

In future filings, to the extent appropriate, we will revise the table on page 9 to add two columns and report principal and interest payments made during the year.  The table would appear substantially in the following form:

Name and Position	Loan Type	Date of Loan	Largest Amount Outstanding Since 01/01/10	Principal Paid During 2010	Interest Paid During 2010	Balance as of 12/31/10	Interest Rate at 12/31/10	Estimated Average Market Rate of Interest for 2010	Estimated Difference in Interest from Actual Rate to Average Market Rate
Rex A. Copeland, Treasurer of Bancorp; Senior Vice President and CFO of Great Southern	Home Mortgage Home Equity Line	06/01/00 09/19/08	$135,963 24,500	$ 5,566 24,500	$2,412 93	$ 130,397 --	1.39% 1.28%	3.37% 3.25%	$ 2,094 44

Steven G. Mitchem, Senior Vice President and Chief Lending Officer of Great Southern	Home Mortgage Home Equity Line	05/10/06 11/17/06	$332,057 --	$ 9,774 --	$6,184 --	$ 322,283 --	1.39% 1.28%	4.38% N/A	$ 8,340 N/A

William E. Barclay, Director	Home Mortgage Home Equity Line	04/18/07 04/18/07	$240,775 --	$ 6,854 --	$4,319 --	$ 233,921 --	1.41% 1.28%	4.36% N/A	$ 6,040 N/A

Thomas J. Carlson, Director	Home Mortgage	07/01/03	$243,540	$ 8,195	$4,766	$ 235,345	1.38%	4.26%	$ 5,389

Julie Turner Brown, Director	Home Mortgage	12/21/09	$595,000	$417,653	$7,760	$ 177,347	1.91%	3.95%	$ 8,415

The table on page 9 does not report the original balance of each loan.  Rather, the column titled “Largest Amount Outstanding Since 01/01/10” represents the balance of each loan on January 1, 2010.  The addition of the two columns to the far right of this table is in response to comment 20.b. below.

b.
pursuant to Item 404(a)(6) disclose the value of the benefit to each related party by disclosing the market rate of interest at the time each loan was originally made and the difference in aggregate interest payments over the term of the loan; and

Response:

In future filings, to the extent appropriate, we will revise the table on page 9 to add two columns and report the estimated average market rate of interest for each loan during the year and the difference between the aggregate interest payments actually received on each loan during the year and the aggregate interest payments that would have been received based on the estimated market rate of interest.  This revision is shown in the response to 20.a. above.  In future filings, to the extent appropriate, we will also provide an explanation for the methods used to calculate the estimated average market rate of interest for each loan during the year and the estimated difference between the aggregate interest payments actually received during the year and the aggregate interest payments that would have been received based on the estimated market rate of interest substantially as follows:

The estimated average market rates of interest for 2010 as shown in the table above are based on the interest rate index and margin for each loan that would have been used if Great Southern’s cost of funds was not used.  Interest rate reset dates were factored into the index rates used.  The estimated difference in interest from actual rate amounts to average market rate amounts shown in the table above represent the difference in interest actually paid during 2010 and interest that would have been paid if the estimated market rates of interest for 2010 were charged.

c.	as required by Item 404(a)(4) revise the last sentence to disclose the dollar value of Ms. Turner Brown’s interest in the legal fees paid to her firm.

Response:

In future filings, to the extent disclosure is required, we will revise the last sentence of page nine to provide disclosure in substantially the following form:

Fees paid to this firm in 2010 for service rendered to Great Southern and Bancorp totaled $85,067, of which $3,007, or approximately 4%, were paid to Ms. Brown.

Compensation Discussion and Analysis, page 10

21.
Please provide to us and undertake to include in your future filings, as required by Item 402(b), the following information relating to your determination of the types and amount of executive compensation to award:

a.
revise the subsection on page 12 entitled “Base Salaries”, to explain your reasons for increasing the base salary of four of your named executives in 2010 given that your net income dropped by more than sixty four percent from $65 million in 2009 to $23 million in 2010 and your statement on page 10 that your Compensation Committee has “focused its evaluation of executive compensation on operating performance and the creation of shareholder value;”

Response:

Net income decreased from 2009 to 2010 primarily due to substantial acquisition-related gains resulting from the TeamBank, N.A. and Vantus Bank FDIC-assisted transactions completed during 2009.  However, core operating income increased in 2010 as compared to 2009.  In addition, as is already stated on page 12 in the second paragraph under “Base Salaries,” the base salaries in question were raised in large part due to the substantially increased responsibilities of the individual officers and the complexity of our operations following the FDIC-assisted transactions.  In future filings, to the extent applicable, we will revise the disclosure on page 12 in the second paragraph under “Base Salaries” to add two sentences at the end of that paragraph that would read substantially as follows:

The base salaries of Messrs. J. Turner, Copeland, Mitchem and Marrs increased in 2010 notwithstanding a substantial decrease in our net income, from $65.0 million in 2009 to $23.9 million in 2010.  That decrease in our net income was not due to a decline in our core operating performance, however.  Rather, it was due to the fact that our net income was much higher in 2009 as a result of the substantial acquisition-related gains we recognized from the FDIC-assisted transactions completed during that year.

b.
revise the last sentence on page 10, as required by Item 402 (b)(2)(xiv) to disclose more detail regarding the “several surveys” that you reviewed including the component companies, the metrics used to select companies and your rank in those surveys in compensation to your CEO;

Response:

Please note that the surveys reviewed by our Compensation Committee were general industry surveys that did not identify the component companies or enable the Committee to determine our exact rank in those surveys in compensation to Mr. J. Turner. In future filings, to the extent applicable, we will revise the last paragraph on page 10 substantially in the following manner to disclose more detail regarding the surveys that the Compensation Committee reviewed:

While the primary components of our compensation program have been base salary, annual incentive bonus and long-term incentives in the form of stock options, the Committee also takes into account the full compensation package provided to the individual, including pension benefits, termination agreements, insurance, perquisites and other benefits. In structuring Mr. J. Turner's base salary for 2010, the Committee reviewed several surveys of base salaries paid to the chief executive officers of groups of publicly held financial institutions comparable to us in size and performance on a nationwide basis and based in the Midwest region.  Specifically, the Committee considered the following information:

(i)
surveys prepared by SNL Financial of the average base salary paid to chief executive officers at banks and thrifts with total assets of between $1 billion and $5 billion (A) on a nationwide basis ($395,065), (B)  for the Midwest region ($358,445) and (C) on a nationwide basis limited to institutions with a return on average equity of 15.0% or greater ($384,519), with the average of the amounts in (A)-(C) being $379,343;

(ii)	a survey prepared by AMALFI Consulting, Inc. of the average base salary paid to chief executive officers at banks with total assets greater than $3 billion of $547,098;

(iii)
surveys prepared by Compdata Surveys of the average base salary paid to chief executive officers at banks in the Midwest region (A) with total assets of between $1.0 billion and $10.0 billion ($394,900) and (B) with a total number of full-time equivalent employees of between 1,001 and 5,000 ($511,900), with the average of (A) and (B) being $453,400; and.

(iv)
multiple surveys prepared by Towers Watson Data Services of chief executive officer compensation at banks and other financial services organizations, including several of those at organizations with total assets of between $1.0 billion and $5.0 billion, the average of which was $468,675.

Mr. J. Turner’s base salary for 2009 of $228,869 and his base salary for 2010 of $267,237 were below the average chief executive officer base salary in each of the surveys noted above.

c.
pursuant to Item 402 (b)(1)(v) and (vi) revise the section entitled “Bonuses” on page 12 to discuss the basis for your bonus agreement with William Turner and James  Turner to pay each of them ½ of one percent of your annual earnings before taxes, discuss why you did not cap the bonus as a percentage of base salary  as you did for other officers under your Annual Incentive Bonus plan and discuss whether this percentage is customary among banks with your asset size and net income;

Response:

The bonus arrangements with Messrs. W. Turner and J. Turner to pay them each ½ of one percent of net income before taxes, without capping the potential bonus as a percentage of base salary, represent the arrangements agreed to between them and the Company when the terms of their employment agreements were originally negotiated.  We continue to believe now, as we believed then, that these arrangements provide an appropriate short-term incentive for our two most senior executive officers to increase our earnings, when coupled with the incentives they have through their substantial stock holdings to increase our earnings over the long term, especially in light of the level of base salary for our chief executive officer as discussed above.  We do not know whether the bonus cap under our Annual Incentive Bonus Plan of 15% of base salary is “customary” among banks with our asset size and net income, but believe that this provision is reasonable and appropriate, given the objectives of the plan, the participants in the plan and their overall compensation packages.  Please see our response to item d below for our proposed additional disclosure in response to this comment.

d.	discuss the reasons why before you were subject to TARP limits, you paid Joseph Turner a bonus of ¾ of one percent of your annual earnings instead of the ½ percent under the contract; and

Response:

Mr. J. Turner was paid a bonus of ¾ of one percent of our annual earnings instead of the ½ percent under his employment contract because, since 2005, Mr. W. Turner has waived his right to any bonus under his employment agreement, with the understanding that Mr. J. Turner’s bonus, if any, would be increased by ¼ of one percent of our annual earnings.  The Compensation Committee approved this arrangement in recognition of the additional responsibilities that Mr. J. Turner had assumed from Mr. W. Turner, and the fact that it would at the same time reduce by 25% the total cost to the Company for bonuses, if any, under the employment agreements.

In response to items c and d of the staff’s comment, In future filings, to the extent appropriate, we will revise the section titled “Bonuses” on page 12 to read substantially as follows:

Bonuses

Under their employment agreements, Messrs. W. and J. Turner are each entitled to receive annual cash bonuses equal to one-half of one percent of Bancorp’s pre-tax earnings.  We believe that this provides an appropriate short-term incentive to increase our earnings, when coupled with the incentives Messrs. W. and J. Turner have through their substantial stock holdings to increase our earnings over the long term.   Since 2005, Mr. W. Turner has waived his right to this bonus, with the understanding that Mr. J. Turner’s bonus, if any, would be increased by ¼ of one percent of our pre-tax earnings. The Compensation Committee approved this arrangement in recognition of the additional responsibilities that Mr. J. Turner had assumed from Mr. W. Turner, and the fact that it would at the same time reduce by 25% the total cost to the Company for bonuses, if any, under the employment agreements.  For 2010 and 2009, however, because of the compensation restrictions of the TARP Capital Purchase Program, Mr. J. Turner’s bonus was limited to the contractual amount of one-half of one-percent of our pre-tax earnings.  Consequently, for 2010, Mr. J. Turner received a bonus of $146,779.  As he has done since 2005, Mr. W. Turner waived his right to a bonus for 2010 and 2009.

Under our 2010 Annual Incentive Bonus Plan, participating officers could earn a cash bonus of up to 15% of base annual salary, with up to one-half of this bonus based on the achievement of targeted earnings per share and up to one-half of this bonus based on individual performance.  Mr. Marrs was the only named executive officer eligible to receive a bonus for 2010 under the plan as a result of our participation in the TARP Capital Purchase Program.  Mr. Marrs was awarded a bonus for 2010 under the plan of $18,296.  Because their bonus arrangements are set forth in previously negotiated employment agreements, Messrs. W. Turner and J. Turner do not participate in our Annual Incentive Bonus Plan and therefore are not subject to a cap on their bonus as a percentage of base salary.

e.	discuss any plans to change the terms of the employment agreements with William and Joseph Turner which expire in 2015.

Response:

We have no current plans to change the terms of the employment agreements with Messrs. W. and J. Turner.  Therefore, no additional disclosure is anticipated in response to this comment.

Role of Executive Officers in Determining Compensation, page 15

22.	Please provide to us and undertake to include in your future filings revised disclosure as follows:
a.	disclose the extent to which William Turner, your Chairman of the Board, plays a role in determining the compensation of his son, Joseph Turner, your CEO;
b.	disclose the extent to which Julie Turner Brown. a director, plays a role in determining the compensation of her brother Joseph Turner, your CEO;
c.
pursuant to Item 402 (b)(2)(xv) and 407(e)(3)(ii) clarify the role of the CEO by stating whether his recommendations were followed by the Compensation Committee in determining compensation for other executives; and

d.	disclose the role of executive officers in determining the amount of director compensation, as required by 407(e)(3)(ii).

Response:

In future filings, to the extent appropriate, we will revise the section titled “Role of Executive Officers in Determining Compensation” to read substantially as follows:

Role of Executive Officers in Determining Compensation

Our Chief Executive Officer, Mr. J. Turner, makes recommendations to the Committee regarding compensation for executive officers other than himself.  These recommendations are taken under advisement by the Committee, which may decide to provide compensation in amounts greater or lesser than the amounts recommended by Mr. J. Turner. For 2010, the compensation paid to the executive officers other than Mr. J. Turner was generally consistent with Mr. J. Turner’s recommendations.  Mr. J. Turner is not involved with any aspect of determining his own compensation; nor is his sister, Ms. Turner Brown.  Mr. W. Turner is not involved with any aspect of the determining the compensation of Mr. J. Turner, other than waiving Mr. W. Turner’s right to receive a bonus under Mr. W. Turner’s employment agreement with the understanding that Mr. J. Turner’s bonus, if any, would be increased by ¼ of one percent of our pre-tax earnings.  See “—Bonuses.”

Director compensation is determined by the Company’s Board of Directors.  Other than Mr. W. Turner and Mr. J. Turner acting in their capacity as Board members, none of the Company’s executive officers has any role in determining the amount of director compensation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (417) 887-4400.

Very truly yours,

/s/ Rex A. Copeland

Rex A. Copeland
Treasurer

cc:	Jonathan E. Gottlieb
John P. Nolan
John Spitz
Martin L. Meyrowitz, P.C., Silver Freedman & Taff, L.L.P.